UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

December 22, 2023

_____

In the Matter of

Phoenix Acquisition Limited	**ORDER DECLARING REGISTRATION**
Regus MBFC	**STATEMENT ABANDONED UNDER THE**
Marina Bay Financial Centre	**SECURITIES ACT OF 1933, AS AMENDED**
Tower 35000	
12 Marina Boulevard, Level 17	
Singapore 018982	

File No: 333-258795

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Phoenix Acquisition Limited filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Phoenix Acquisition Limited has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on December 22, 2023.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mary Beth Breslin
Office Chief